Exhibit 99.1

Baidu Signs Definitive Agreement with Renren for Strategic Investment in Nuomi

BEIJING, August 23, 2013 — Baidu, Inc. (NASDAQ: BIDU) (“Baidu”), the leading Chinese language Internet search provider, and Renren Inc. (NYSE: RENN) (“Renren”), a leading real-name social networking Internet platform in China, jointly announced today that Baidu Holdings Limited, a subsidiary of Baidu, and Renren have entered into a definitive agreement (the “Agreement”), pursuant to which Baidu Holdings Limited will acquire a certain number of newly issued ordinary shares of Nuomi Holdings Inc., a wholly-owned subsidiary of Renren, representing approximately 59% of the equity interest in Nuomi, for a purchase price of US$160 million in cash. Subject to the satisfaction or waiver of the closing conditions provided in the Agreement, the parties expect to close this acquisition in the fourth quarter of 2013.

Founded by Renren in 2010, Nuomi is a leading provider of group-buying services in China. In the second quarter of 2013, Nuomi generated approximately US$120 million in general merchandise sales and had 3.8 million active paying users.  Of the sales transacted on Nuomi during that period, 30% were derived from mobile devices.

“Nuomi’s group-buying platform and high-quality local information clearly complement Baidu’s existing mobile LBS and maps offering,” said Jennifer Li, chief financial officer of Baidu. “Nuomi’s broad geographical sales coverage and established consumer base will be instrumental in helping Baidu build out our LBS platform for local merchants.”

“We believe the group-buying business has tremendous potential in China and will continue to benefit from the rapid growth of the mobile Internet. Baidu’s strategic investment will further enhance Nuomi’s position in this sector and we are very excited about the synergies it creates. We look forward to Nuomi’s great prospects and the value it will bring to its shareholders,” added Joseph Chen, chairman and chief executive officer of Renren.

About Baidu, Inc.

Baidu, Inc. is the leading Chinese language Internet search provider. As a technology-based media company, Baidu aims to provide the best and most equitable way for people to find whatever they’re looking for. In addition to serving individual Internet search users, Baidu provides an effective platform for businesses to reach potential customers. Baidu’s ADSs trade on the NASDAQ Global Select Market under the symbol “BIDU”. Currently, ten ADSs represent one Class A ordinary share.

About Renren Inc.

Renren Inc. (NYSE: RENN) operates a leading real name social networking internet platform in China. It enables users to connect and communicate with each other, share information and user generated content, play online games, shop for deals, watch videos and enjoy a wide range of other features and services. Renren’s businesses primarily include the main social networking website Renren.com, the game development and operating platform Renren Games, the social commerce website Nuomi.com, and the user-generated content focused video sharing website 56.com. Renren.com had approximately 194 million activated users as of June 30, 2013. Renren’s American depositary shares, each of which represents three Class A ordinary shares, trade on NYSE under the symbol “RENN”.

Baidu’s Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as Baidu’s strategic and operational plans, contain forward-looking statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our proposed use of proceeds from the sale of debt securities; our growth strategies, our strategies for investing in and acquiring complementary businesses and assets and our ability to execute these strategies; our future business development, including development of new products and services; our ability to attract and retain users and customers; competition in the Chinese language Internet search markets; competition for online marketing customers; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of ongoing, or any future, litigation or arbitration; the expected growth of the Chinese language Internet search market and the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and Internet search providers and general economic conditions in China and elsewhere. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release is as of the date of the press release, and Baidu undertakes no duty to update such information, except as required under applicable law.

Renren’s Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this announcement, as well as Renren’s strategic and operational plans, contain forward-looking statements. Renren may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Renren’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the social networking site market in China; our expectations regarding demand for and market acceptance of our services; our expectations regarding the retention and strengthening of our relationships with key advertisers and customers; our plans to enhance user experience, infrastructure and service offerings; competition in our industry in China; and relevant government policies and regulations relating to our industry. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Renren does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Victor Tseng
Baidu, Inc.
Tel: +86-10-5992-7244
Email: ir@baidu.com

Sam Lawn

Investor Relations Director

Renren Inc.

Tel: +86-10-8448-1818 ext 1300

Email: ir@renren-inc.com